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Mark A. Quade
Associate
+1 312 609 7515
mquade@vedderprice.com

August 27, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street N.E.

Washington, D.C. 20549

Attn:  Valerie Lithotomos, Esq.

Re:	William Blair Funds (the “Registrant”)

Post-Effective Amendment No. 130 under the Securities Act of 1933 and Amendment No. 131 under the Investment Company Act of 1940

(File Nos. 033-17463; 811-05344) on Form N-1A

To the Commission:

On behalf of the Registrant, this letter is in response to the supplemental comments provided telephonically by the staff of the U.S. Securities and Exchange Commission (the “Commission”) on August 20, 2019—and further discussed with the staff on August 27, 2019—with respect to Post-Effective Amendment No. 130 to the Registrant’s registration statement on Form N-1A filed on June 27, 2019 (the “Amendment”) for the purpose of registering an unlimited number of shares of beneficial interest, no par value, of the William Blair Small-Mid Cap Core Fund (the “Fund”). The staff previously provided comments on August 5, 2019 regarding the Amendment, and the Registrant submitted responses to the Commission in correspondence dated and filed on August 13, 2019 (Accession No. 0001193125-19-219945) (the “Initial Correspondence”).

Set forth below are the staff’s comments and the Registrant’s responses. Any capitalized terms used but not defined herein have the same meanings assigned to them in the Amendment.

Pursuant to Rule 485(a)(1) under the Securities Act of 1933, as amended, the Amendment is scheduled to become effective on September 10, 2019 (the “Effective Date”). As discussed, the Registrant intends to request acceleration of the Effective Date and therefore plans to file a Post-Effective Amendment to its registration statement, which will include the revisions in response to staff comments described below and in the Initial Correspondence.

Comment (1)    If, after the Fund has been operating for three years, the Adviser has the ability to recoup from the Fund fees that it previously waived and expenses that it previously reimbursed on behalf of the Fund, revise disclosure regarding the Adviser’s ability to recoup such previously waived fees and reimbursed expenses in order to clarify the period of time during which the Adviser is entitled to recoup an amount that was previously waived or reimbursed.

Response:    The Registrant will revise disclosure of the Adviser’s ability to recoup previously waived fees and reimbursed expenses, substantially as indicated below:

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U.S. Securities and Exchange Commission

August 27, 2019

“The Adviser is entitled to recoupment ~~for a period of three years subsequent to the Fund’s commencement of operations for~~ of previously waived fees and reimbursed expenses for a period of three years from the date that such amounts were waived or reimbursed to the extent that such recoupment does not cause the annual Fund operating expenses (after the recoupment is taken into account) to exceed both (1) the expense limit in place when such amounts were waived or reimbursed and (2) the Fund’s current expense limitation.”

Please contact Maureen A. Miller at (312) 609-7699 or the undersigned at (312) 609-7515 if you have any questions or comments regarding the Registrant’s responses.

Very truly yours,

/s/ Mark A. Quade

Mark A. Quade

cc:	Robert Toner, William Blair Funds

Maureen A. Miller, Vedder Price P.C.